EXHIBIT 99.5	ASX ANNOUNCEMENT

(ASX: NVX)

31 August 2023

NOVONIX Announces Participation in September Investor Conferences

BRISBANE, Australia, August 31, 2023 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced that members of the executive team are scheduled to participate in the following upcoming investor events in September 2023:

•
Bernstein hosted virtual fireside chat on building the U.S. battery supply chain with NOVONIX CEO, Dr. Chris Burns on September 12, 2023.
•
Piper Sandler Battery Summit held in conjunction with the Growth Frontiers Conference on September 13, 2023 in Nashville, Tennessee.
•
Raymond James Strategic Metals & Materials virtual conference on September 21, 2023.

NOVONIX management will host one-on-one and group investor meetings during the conferences. Presentation materials and webcast links will be available by the day of each event on the NOVONIX investor relations website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori McLeod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA